Exhibit 99.1

SOUFUN ANNOUNCES THIRD QUARTER 2011 RESULTS

BEIJING, November 10, 2011 - SouFun Holdings Limited (NYSE: SFUN, “SouFun” or the “Company”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the third quarter 2011.

Third Quarter 2011 Highlights

Revenues grew 89.2% to US$108.6 million compared to the third quarter of 2010, and up 99.4% year-over-year excluding the effect from prepaid card business.

Operating income was US$50.8 million, an increase of 118.5% compared to the third quarter of 2010. Non-GAAP operating income was US$52.6 million, an increase of 111.9% compared to the third quarter of 2010.

Net income attributable to shareholders was US$42.9 million, an increase of 136.6% compared to the third quarter of 2010. Non-GAAP net income attributable to shareholders was US$44.7 million, an increase of 126.9% compared to the third quarter of 2010.

“SouFun’s resilient internet model works very well in China’s challenging real estate market,” said Vincent Mo, Executive Chairman of SouFun. “With a stronger competitive position in the market, I’m confident in SouFun’s continuous growth into the future.”

Financial Results for Third Quarter 2011

Revenues

For the third quarter of 2011, SouFun had total revenues of US$108.6 million, an increase of 89.2% compared to US$57.4 million for the same period of 2010. After excluding the effect from prepaid card business, total revenues for the third quarter of 2011 grow 99.4% compared to the same period of 2010.

Revenue from marketing services was US$81.7 million for the third quarter of 2011, an increase of 90.8% compared to US$42.8 million for the same period of 2010.

Revenue from listing services was US$16.4 million for the third quarter of 2011, an increase of 54.7% compared to US$10.6 million for the same period of 2010.

Revenue from other value-added services and products was US$10.0 million for the third quarter of 2011, an increase of 151.0% compared to US$4.0 million for the same period of 2010. A year-over-year increase of 872.8% was achieved after excluding the effect from prepaid card business.

Cost of Revenues

Cost of revenues was US$20.6 million for the third quarter of 2011 representing an increase of 36.9% compared to US$15.0 million for the same period of 2010, and an increase of 70.3% compared to US$12.1 million (excluding cost of product related to prepaid card business) for the same period of 2010. The increase is primarily due to the increased staff cost and business tax.

Operating Expenses

Operating expenses for the third quarter of 2011 were US$37.3 million, an increase of 94.7% compared to US$19.1 million for the same period of 2010.

Selling expenses for the third quarter of 2011 were US$19.6 million, an increase of 91.0% from US$10.2 million for the same period of 2010, primarily due to the increased staff cost.

General and administrative expenses for the third quarter of 2011 were US$17.7 million, an increase of 98.9% from US$8.9 million for the same period of 2010, primarily due to the increased staff cost.

Operating Income

Operating income for the third quarter of 2011 was US$50.8 million, an increase of 118.5% compared to US$23.2 million for the same period of 2010. Non-GAAP operating income for the third quarter of 2011 was US$52.6 million, an increase of 111.9% compared to US$24.8 million for the same period in 2010.

Income Tax Expense

Income tax expense for the third quarter of 2011 was US$10.8 million, an increase of 85.7% compared to US$5.8 million for the same period of 2010.

Net Income Attributable to Shareholders

Net income attributable to shareholders for the third quarter of 2011 was US$42.9 million, an increase of 136.6% from US$18.1 million for the same period of 2010. Non-GAAP net income attributable to shareholders for the third quarter of 2011 was US$44.7 million, an increase of 126.9% compared to US$19.7 million for the same period of 2010.

Cash Flow

As of September 30, 2011, SouFun had cash, cash equivalents and short-term investments of US$164.3 million, compared to US$229.7 million as of December 31, 2010.

Cash flow from operating activities was US$41.2 million for the third quarter 2011, compared to US$30.9 million for the same period of 2010.

Business Outlook

SouFun adjusted up its estimate of total revenues for fiscal year of 2011 to be between US$330.0 million and US$340.0 million, representing a 56.0% to 60.7% growth compared to the total revenues (excluding those from prepaid card business) for fiscal year of 2010.

Conference Call Information

SouFun’s management team will host a conference call on November 10, 2011 at 7 a.m. U.S. Eastern Time (8 p.m.Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US Toll/Toll Free: +1 718 354 1231/1866 519 4004

International: +65 6723 9381

Hong Kong: +852 2475 0994/800 930 346

Mainland China: 800 819 0121/400 620 8038

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on November 10 through November 17, 2011. The dial-in details for the telephone replay are:

US Toll Free: 1866 214 5335 US Toll: +1 718 354 1232 Conference ID # 22157808

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com/.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2010. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 103 offices to focus on local market needs and its website and database contains real estate-related content coverage of 310 cities in China. For more information about SouFun, please visit http://ir.soufun.com/.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2011 and comments by management in the press release and SouFun’s strategic and operational plans and future market positions. SouFun may also make forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its reliance on online advertising sales and listing services for its revenues, any failure to successfully develop and expand its content, service offerings and features, and the technologies that support them, and any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in SouFun’s prospectus dated September 16, 2010 and its other filings with the SEC. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the SEC: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and IPO expense, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor inquiries, please contact:

Jill Jiao SouFun Holdings Limited Tel: +86 (10) 5930 6668 E-mail: ir@soufun.com

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( in U.S. dollars in thousands )

	Sep 30, 2011	Dec 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	109,209	171,520
Short-term investments	55,076	58,133
Accounts receivable, net	55,117	22,353
Prepayment and other current assets	30,923	21,113
Available-for-sale securities	1,493	4,279
Deferred tax assets, current	2,001	2,129

Total current assets	253,819	279,527

Property and equipment, net	55,779	7,549
Deposit for non-current assets	—	4,600
Restricted cash, non-current portion	209,571	—
Deferred tax assets, non current	176	619
Other non-current assets	1,733	1,472

Total assets	521,078	293,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	3,600
Deferred revenue	101,575	56,968
Accrued expenses and other liabilities	51,658	46,349
Dividend payable	3,284	39,635
Income tax payable	18,259	14,329

Total current liabilities	174,776	160,881

Long-term bank borrowings, non-current	195,000	—

Deferred tax liability, non-current	22,015	10,219

Total Liabilities	391,791	171,100

Shareholders’ equity:
Ordinary shares	9,825	9,764
Additional paid-in capital	46,564	39,399
Accumulated other comprehensive income	16,748	10,293
Retained earnings	56,067	63,108

Total SouFun Holdings Limited shareholders’ equity	129,204	122,564
Non-controlling interest	83	103

Total shareholders’ equity	129,287	122,667

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	521,078	293,767

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data )

	For the three months ended
	Sep 30, 2011	Sep 30, 2010
Revenues:
Marketing services	81,710	42,816
Listing services	16,435	10,627
Other value-added services and products	9,961	3,968
E-commerce services	510	—

Total revenues	108,616	57,411

Cost of revenues:
Cost of services	(20,592)	(12,094)
Cost of other value-added services and products	—	(2,944)

Total cost of revenues	(20,592)	(15,038)

Gross Profit	88,024	42,373

Operating expenses:
Selling expenses	(19,561)	(10,243)
General and administrative expenses	(17,710)	(8,902)

Total operating expenses	(37,271)	(19,145)

Income from operations	50,753	23,228
Foreign exchange gain (loss)	2	4
Interest income	3,319	504
Interest expenses	(787)	—
Realized gain—trading securities	46	59
Government grants	281	107

Income before income tax	53,614	23,902
Income tax expenses
Income tax expense	(10,766)	(5,796)

Net income	42,848	18,106
Net loss attributable to noncontrolling interests	(8)	(4)
Net income attributable to SouFun Holdings Limited shareholders	42,856	18,110

Net income per ADS:
Basic	0.56	0.24
Diluted	0.52	0.22
Weighted average number of shares outstanding:
Basic	76,344,192	74,768,788
Diluted	81,949,165	80,702,495

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in U.S. dollars in thousands, except share data )

	For the three months ended
	Sep 30, 2011	Sep 30, 2010
GAAP income from operations	50,753	23,228
Share-based compensation	1,878	785
IPO expense	—	819
Non-GAAP income from operations	52,631	24,832

GAAP net income	42,848	18,106
Share-based compensation	1,878	785
IPO expense	—	819
Non-GAAP net income	44,726	19,710

Net Income attributable to SouFun Holdings Limited shareholders	42,856	18,110
Share-based compensation expense	1,878	785
IPO expense	—	819
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	44,734	19,714

GAAP net income per ADS:
Basic	0.56	0.24
Diluted	0.52	0.22
Non-GAAP net income per ADS:
Basic	0.59	0.26
Diluted	0.55	0.24
Weighted average number of shares outstanding:
Basic	76,344,192	74,768,788
Diluted	81,949,165	80,702,495